

September 11, 2013

<u>Via E-Mail</u>
Mr. Peter James Lee
Chief Financial Officer
Legend International Holdings, Inc.
Level 8, 580 St Kilda Road
Melbourne, Victoria, Australia 3004

>   **Re: Legend International Holdings, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed March 28, 2013**
>   **Form 10-Q for the Quarter Ended June 30, 2013**
>   **Filed August 14, 2013**
>   **Response dated September 4, 2013**
>   **File No. 000-32551**

Dear Mr. Lee:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year ended December 31, 2012

Description of Business, page 5

Paradise South, page 11

1.   We reissue comment 3 of our letter dated August 13, 2013, as we are unable to locate responsive disclosure. Please revise the footnote and other disclosure accordingly and include a summary of the bases for your opinion as explained in your response letter, including assumptions regarding obtaining a full financing package to commence construction, completing detailed engineering for the mine infrastructure (including

Peter James Lee
Legend International Holdings, Inc.
September 11, 2013
Page 2

    beneficiation plant), and full permitting and approval of the Ore Reserve by the
    Queensland government by the time the detailed engineering is complete.

Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 42

2.   We note your response to comment 6 of our letter dated August 13, 2013. Please revise
      your disclosure on page 45 to state, if true, that the expenses set out in paragraphs (i) –
      (vii) have been paid by Axis and charged through to Legend. In this regard, it appears
      that some of the legal, financing and other costs in the list are provided by other parties,
      as indicated on page 44 of the revised disclosure. Please revise to clarify.

3.   We note your response to comment 7 of our letter dated August 13, 2013. Please identify
      the individuals who make up the common management.

Certain Relationships and Related Transactions, and Director Independence, page 62

4.   We note the revised disclosure on page 44 stating that "the arrangements have changed,
      which have verbally been agreed to by AXIS." Please revise to clarify material terms of
      the revised arrangements.

Form 10-Q for the Quarter Ended June 30, 2013

Item 1. Consolidated Financial Statements, page 2

Consolidated Statement of Cash Flows, page 11

5.   We note in your response to comment 9 of our letter dated August 13, 2013 that you
      indicate there were no net operating cash flows from discontinued operations for the
      quarter ended March 31, 2013 and, accordingly, you do not expect that there will be
      any changes in the cash flows from operating, investing or financing activities for the
      quarter ended March 31, 2013 upon revision of the cash flow statement. As also
      indicated in our initial comment, we note that you currently present operating cash
      flows under the indirect method and that you began the reconciliation with "net loss
      from continuing operations" rather than with "net income/(loss) attributable to
      Legend stockholders" for all periods presented. We further note that you present the
      "gain on disposal of subsidiary" as part of your disclosure of cash flows from
      discontinued operations rather than as a reconciling item to net cash flow from
      operating activities. Please be advised that when presenting operating cash flows
      under the indirect method, ASC 230-10-45-28 requires companies to adjust, and
      therefore begin the reconciliation with net income instead of net income (loss) from
      continuing operations. In addition, ASC 230-10-45-28(b) requires gains or losses on
      discontinued operations to be included in the reconciliation of net income to net cash

flow from operating activities. Please revise your statement of cash flows accordingly, pursuant to ASC 230-10-45-28.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining